Exhibit 99.1

Annual General Meeting of Holders of Common Shares

of

ALMADEN MINERALS LTD.

(the “Issuer”)

held on June 30, 2020

REPORT OF VOTING RESULTS

National Instrument 51-102 – Continuous Disclosure Obligations Section 11.3

Matters Voted Upon

General Business	Outcome of Vote	For	Against
1. Determine the number of directors at 7	Carried	36,262,817	323,516
2. Elect the following nominees as directors			Withheld
(a) Duane Poliquin	Elected	33,206,443	292,806
(b) Morgan Poliquin	Elected	33,211,942	287,307
(c) John (Jack) McCleary	Elected	33,179,157	320,092
(d) Mark T. Brown	Elected	25,022,939	8,476,310
(e) Gerald G. Carlson	Elected	33,199,552	299,697
(f) William J. Worrall	Elected	33,121,523	377,726
(g) Elaine Ellingham	Elected	33,129,647	369,602
3. Appoint Davidson & Company, Chartered Professional Accountants, as Auditor	Appointed	61,831,085	355,146
			Against
4. Approve unallocated options, rights or other entitlements under the Stock Option Plan	Adopted	24,153,009	4,353,190
5. Reconfirm Shareholder Rights Plan	Adopted	32,962,565	536,685

Dated at Vancouver, B.C., this 30th day of June, 2020.

ALMADEN MINERALS LTD.

Per:

“Morgan Poliquin”
Morgan Poliquin
President and CEO